UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-37790

CHINA ONLINE EDUCATION GROUP

24 Raffles Place #17-04 Clifford Centre,

Singapore 048621

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
3.1	Sixth Amended and Restated Memorandum and Articles of Association of 51Talk Online Education Group
99.1	Press Release—51Talk Online Education Group’s Name Is Approved and Adopted by Way of Annual General Meeting on September 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA ONLINE EDUCATION GROUP

By	:	/s/ Min Xu
Name	:	Min Xu
Title	:	Chief Financial Officer

Date: September 30, 2022